1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
March 16, 2026	www.integraresources.com

INTEGRA ADDED TO GDXJ JUNIOR GOLD MINERS ETF

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that the Company has been included in the VanEck Junior Gold Miners ("GDXJ") exchange-traded fund ("ETF"), effective at the close of markets on March 20, 2026, pursuant to the GDXJ quarterly rebalance. The GDXJ is an ETF that tracks an index of small- and mid-cap companies primarily involved in gold and silver mining, providing investors indirect exposure to precious metals through junior mining equities.

George Salamis, President, CEO, and Director of Integra, commented: "We are pleased to have met the criteria for inclusion in the GDXJ, a globally recognized exchange traded fund. This milestone reflects Integra's growing profile as an investment opportunity and the significant transformation the Company has undergone over the past eighteen months. During this period, Integra has transitioned from a U.S. gold developer to a U.S. gold producer through the acquisition of the Florida Canyon Mine, where we are advancing operational improvements and exploration drilling to enhance value and increase mine life. At the same time, we continue to advance our flagship DeLamar project in Idaho, through feasibility and permitting, while progressing our Nevada North portfolio toward future pre-feasibility studies. We believe this momentum is being recognized by the capital markets, and our inclusion in the GDXJ should enhance Integra's visibility, improve trading liquidity, and broaden our appeal to a wider universe of institutional and retail investors."

For more information on the VanEck Junior Gold Miners ETF, please visit:

vaneck.com/us/en/investments/junior-gold-miners-etf-gdxj/

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the potential benefits of the Company's inclusion on the GDXJ, the future financial or operating performance of the Company; and anticipated advancement of the Company's projects.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Project and the Company's mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.